SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                              AMENDED SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)1



                             Siga Technologies, Inc.
                           ---------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                  82 6917-10-6
                                  ------------
                                 (CUSIP Number)

                                Donald G. Drapkin
                               35 East 62nd Street
                               New York, NY 10021
                                 (212) 872-0012

                                 with a copy to:

                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                               New York, NY 10022
                            Attn: Thomas E. Constance
                                 (212) 715-9100

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  May 31, 2001
                                  ------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x]

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

------------------
1     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
                                          13D                 Page 2 of 10 pages
    CUSIP No. 82 6917-10-6
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Donald G. Drapkin
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                (b) [x]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          PF, OO (see Item 3)
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                            [  ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER
           SHARES                       1,652,945 ** ***
         BENEFICIALLY          -------------------------------------------------
        OWNED BY EACH             8     SHARED VOTING POWER
          REPORTING                     11,750 ***
         PERSON WITH           -------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
                                        747,313 ***
                               -------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        11,750 ***
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,664,695 ** ***
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW 11 EXCLUDES  CERTAIN SHARES
          ***                                                     [x]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.9%** ***
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

** Mr. Drapkin has entered into a Management Restructuring Agreement (see Item
4), pursuant to which, he will be granted proxies giving him voting power over an aggregate of 905,632 shares of Common Stock.

*** Mr. Drapkin holds, inter alia, a warrant (an "Investor Warrant") to purchase 347,826 shares of Common Stock. However, the Investor Warrant provides that, with certain limited exceptions, it is not exercisable if, as a result of such exercise, the number of shares of Common Stock beneficially owned by Mr. Drapkin and his affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of such Investor Warrant) would exceed 9.99% of the outstanding shares of Common Stock. As a result of the restrictions described in the immediately preceding sentence and the other securities which Mr. Drapkin may be deemed beneficially to own, as of May 11, 2001, Mr. Drapkin's Investor Warrant is not presently exercisable.

--------------------------------------------------------------------------------
                                          13D                Page 3 of 10 pages
    CUSIP No. 82 6917-10-6
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Drapkin Family Charity Foundation
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          OO (see Item 3)
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                             [  ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          New Jersey
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER
           SHARES                       0
         BENEFICIALLY         --------------------------------------------------
        OWNED BY EACH             8     SHARED VOTING POWER
          REPORTING                     11,750
         PERSON WITH          --------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
                                        0
                              --------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        11,750
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,750
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                     [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          00 (see Item 2)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------------------------------------------------------------
                                           13D               Page 4 of 10 pages
    CUSIP No. 82 6917-10-6
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Gabriel M. Cerrone
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          PF, OO (see Item 3)
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                             [  ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER
           SHARES                       0
         BENEFICIALLY         --------------------------------------------------
        OWNED BY EACH             8     SHARED VOTING POWER
          REPORTING                     817,700 **
         PERSON WITH          --------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
                                        0
                              --------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        817,700 **
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          817,700 **
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                  [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.5%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

** Mr. Cerrone, as the sole general partner of Panetta Partners Ltd., may be deemed beneficially to own the securities held by Panetta.

--------------------------------------------------------------------------------
                                            13D               Page 5 of 10 pages
    CUSIP No. 82 6917-10-6
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Panetta Partners Ltd.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [x]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          OO (see Item 3)
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                               [  ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Colorado
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER
           SHARES                       0
         BENEFICIALLY          -------------------------------------------------
        OWNED BY EACH             8     SHARED VOTING POWER
          REPORTING                     817,700
         PERSON WITH           -------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
                                        0
                               -------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        817,700
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          817,700
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                   [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.5%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                            13D              Page 6 of 10 pages
    CUSIP No. 82 6917-10-6
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Thomas E. Constance
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                (b) [x]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          N/A
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                              [  ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER
           SHARES                       0
         BENEFICIALLY          -------------------------------------------------
        OWNED BY EACH             8     SHARED VOTING POWER
          REPORTING                     0
         PERSON WITH           -------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
                                        0
                               -------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                     [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------------------------------------------------------------
                                            13D               Page 7 of 10 pages
    CUSIP No. 82 6917-10-6
--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Eric A. Rose, M.D.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                (b) [x]
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                          [  ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER
           SHARES                       100,000
         BENEFICIALLY         --------------------------------------------------
        OWNED BY EACH             8     SHARED VOTING POWER
          REPORTING                     0
         PERSON WITH          --------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
                                        100,000
                              --------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          100,000
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                         [  ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.3%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

            This Amendment No. 2 amends and supplements the Reporting Persons' Statement on Schedule 13D, dated March 30, 2001, as amended to date (the "Schedule").

      Item 3.     Source and Amount of Funds or Other Consideration

            The information contained in Item 3 to the Schedule is hereby amended and supplemented by replacing the final paragraph thereof with the following:

            On May 31, 2001, the Issuer consummated another closing of its private placement pursuant to May 2001 Purchase Agreements in which closing Panetta purchased, with $63,000 of its general funds, 31,500 shares of Common Stock and a May 2001 Investor Warrant to purchase up to 31,500 shares of Common Stock.

            Each Reporting Person disclaims beneficial ownership of all the Common Stock except Common Stock held by such Reporting Person that were purchased on the open market or pursuant to the May 2001 Purchase Agreement (collectively, the "Purchased Common"). Each Reporting Person disclaims beneficial ownership of the securities held by any other party.

      Item 5.     Interest in Securities of Issuer.

            The information contained in Item 5 to the Schedule is hereby amended and supplemented to read in its entirety as follows:

            (a) As of May 31, 2001: Mr. Drapkin, as the holder of securities of the Issuer, as proxyholder under the Proxies, and through the holdings of the Charity, may be deemed beneficially to own 1,664,695 shares of Common Stock or 20.9% of the outstanding shares, and, if not for the 9.99% Limit, Mr. Drapkin could be deemed to beneficially own 2,012,521 shares of Common Stock or 23.2% of the outstanding shares; Mr. Cerrone, as the sole general partner of Panetta, may be deemed beneficially to own 817,700 shares of Common Stock or 9.5% of the outstanding shares; and each of the Charity, Panetta, Mr. Constance and Dr. Rose may be deemed beneficially to own the respective numbers of shares of Common Stock set forth below:


                  Charity          11,750
                  Panetta         817,700
                  Mr. Constance         0
                  Dr. Rose        100,000


                  Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, each Reporting Person disclaims beneficial ownership of all the Common Stock except the Purchased Common Stock, if any, held by such Reporting Person. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, each Reporting Person disclaims beneficial ownership of the securities held by any other person.

            (b) Mr. Drapkin has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares that he owns. Mr. Drapkin has the sole power to vote or to direct the vote of the Proxy Shares. Mr. Drapkin and the Charity may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares owned by the Charity. Mr. Cerrone and Panetta share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares owned by Panetta. Dr. Rose has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares that he owns. Mr. Constance does not beneficially own any shares of Common Stock.

            (c) Other than entering into the Conversion Agreement and receiving Conditional Grants (to the extent that any of the above may be deemed a transaction in the Common Stock), and purchasing Common Stock pursuant to the May 2001 Purchase Agreements, no Reporting Person has engaged in any transactions in the Common Stock of the Issuer in the past 60 days.

                              (Page 8 of 10 Pages)

            (d)&(e)     Not applicable.


      Item 7.     Material to be Filed as Exhibits.

            The information contained in Item 7 to the Schedule is hereby amended to read in its entirety as follows:

            Exhibit A:  Agreement of Joint Filing of Schedule 13D, dated as of
                        April 6, 2001.

            Exhibit B:  Securities Purchase Agreement between Mr. Drapkin and the Issuer, dated as of January 31, 2000.

            Exhibit C:  6% Convertible Debenture due January 31, 2002 of the
                        Issuer in the principal amount of $500,000 issued to Mr. Drapkin, dated as of January 31, 2000.

            Exhibit D:  Common Stock Purchase Warrant to purchase 347,826 shares of Common Stock issued to Mr. Drapkin, dated as of January 31, 2000.

            Exhibit E:  Common Stock Purchase Warrant to purchase 210,000 shares of Common Stock issued to Mr. Cerrone, dated as of January 31, 2000.

            Exhibit F:  Common Stock Purchase Warrant to purchase 303,200 shares of Common Stock, issued to Panetta, dated as of November 10, 2000.

            Exhibit G:  Cancelled Common Stock Purchase Warrant to purchase
                        303,200 shares of Common Stock, issued to Mr. Cerrone, dated as of May 1, 2000.

            Exhibit H:  Registration Rights Agreement between the Issuer and Mr.
                        Drapkin dated as of January 31, 2000.

            Exhibit I: Letter Agreement, dated as of March 30, 2001, among Mr. Drapkin, the Issuer, Mr. Cerrone, Mr. Constance, Dr. Rose, Judson A. Cooper and Joshua D. Schein, Ph.D.

            Exhibit J:  Lock-Up Agreement between Mr. Drapkin and Vincent
                        Fischetti.

            Exhibit K:  Form of Common Stock and Warrant Purchase Agreements
                        between the Issuer and each Buyer (as defined therein), dated as of May 8, 2001.

            Exhibit L:  Form of Common Stock Purchase Warrants to purchase shares of Common Stock issued to each Buyer, dated as of May 8, 2001.

            Exhibit M:  Form of Registration Rights Agreements between the
                        Issuer and each Buyer, dated as of May 8, 2001.

            Exhibit N:  Form of Conversion Agreement among the Issuer and holders of Debentures

            Exhibit O:  Form of Certificate of Designation of Series A
                        Convertible Preferred Stock of the Issuer

                              (Page 9 of 10 Pages)

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such undersigned is true, complete and correct.



Dated: June 1, 2001
                                    ------------------------------
                                    Donald G. Drapkin


                                    DRAPKIN FAMILY CHARITY FOUNDATION


Dated: June 1, 2001                 By
                                       --_------------------------
                                    Name:  Donald G. Drapkin
                                    Title: Trustee


Dated: June 1, 2001
                                    ------------------------------
                                    Gabriel M. Cerrone


                                    PANETTA PARTNERS LTD.


Dated: June 1, 2001                 By
                                      ----------------------------
                                    Name:  Gabriel M. Cerrone
                                    Title: General Partner


Dated: June 1, 2001
                                    ------------------------------
                                    Thomas E. Constance


Dated: June 1, 2001                 By
                                      ------------------------------------
                                    Name:  Eric A. Rose, M.D.
                                    Title: Interim Chief Executive Officer

                              (Page 10 of 10 Pages)